EXHIBIT 99.1
Federal Home Loan Bank of San Francisco
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Three Months Ended		Six Months Ended
(Dollars in millions)	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Earnings:
Income/(loss) before assessments	$12	$41	$94	$167
Fixed charges	195	281	401	587
Total earnings	$207	$322	$495	$754
Fixed charges:
Interest expense	$195	$281	$400	$586
Estimated rental expense based on an interest factor	—	—	1	1
Total fixed charges	$195	$281	$401	$587
Ratio of earnings to fixed charges	1.06	1.15	1.23	1.28